Exhibit 3.1

Amendment to Article III, Section 8 of

Amended and Restated Bylaws of

PAETEC Holding Corp.

Article III, Section 8 of the Amended and Restated Bylaws of PAETEC Holding Corp. shall be amended to read in its entirety as follows:

Section 8. Certain Board Agreements. Notwithstanding any other provision of these Bylaws to the contrary, as of the effective date of these Bylaws, and continuing until February 28, 2010: (i) the number of Continuing PAETEC Corp. Directors and Continuing US LEC Directors (each as defined in this Section 8 of Article III) serving on the Board of Directors shall be maintained at six and three, respectively; (ii) there shall be constituted a committee of the Board of Directors constituted solely of the Continuing PAETEC Corp. Directors (the “Continuing PAETEC Corp. Directors Committee”) and a committee of the Board of Directors constituted solely of the Continuing US LEC Directors (the “Continuing US LEC Directors Committee”); (iii) all vacancies on the Board of Directors created by the cessation of service of a Continuing PAETEC Corp. Director for any reason shall be filled by a nominee designated to the Board of Directors by the Continuing PAETEC Corp. Directors Committee; and (iv) all vacancies on the Board of Directors created by the cessation of service of a Continuing US LEC Director for any reason shall be filled by a nominee designated to the Board of Directors by the Continuing US LEC Directors Committee. The terms “Continuing PAETEC Corp. Directors” and “Continuing US LEC Directors” shall for purposes of these Bylaws mean, respectively, the directors of PAETEC Corp. or US LEC Corp., as the case may be, who were appointed or designated to serve as directors of the Corporation as of the effective date of these Bylaws, and any other directors of the Corporation who take office after such effective date and prior to February 28, 2010 who are nominated or designated to the Board of Directors by the Continuing PAETEC Corp. Directors Committee or the Continuing US LEC Directors Committee, as the case may be. Until February 28, 2010, any amendments to this Section 8 of Article III by the Board of Directors or an increase in the number of directors that shall constitute the full Board of Directors shall require, in addition to any other requirements provided for in the Restated Certificate of Incorporation, the approval of each of the Continuing PAETEC Corp. Directors Committee and the Continuing US LEC Directors Committee.